NEWS RELEASE

Pan American Silver provides mid-year exploration update

Vancouver, B.C. – June 17, 2024 - Pan American Silver Corp. (NYSE: PAAS) (TSX: PAAS) ("Pan American" or the "Company") releases new drill results for its Jacobina, El Peñon, La Colorada and Huaron properties, reflecting the potential for continued mineral resource replacement at these assets. In particular, drill results from La Colorada and El Peñon reveal the significant exploration potential to find additional mineralized structures in under-explored ground surrounding these operations, highlighting the potential for mineral resource growth close to existing mine infrastructure.
“At La Colorada, we discovered an entirely new set of vein structures with high silver grades to the east and southeast of the main NC2 vein. At El Peñon, drill results from the Pampa Sur zone bode well for potential mineral resource additions close to the existing mine infrastructure, with additional potential in the largely unexplored southern area of the mine,” said Christopher Emerson, Pan American’s Vice President of Exploration and Geology.
Pan American’s exploration program focuses on near-mine exploration and mineral resource conversion throughout its portfolio. Since the last exploration update provided on December 5, 2023, a total of 223,157 metres have been drilled over the November 1, 2023 to April 30, 2024 period. The Company plans to drill an additional 200,000 metres from May 2024 to December 2024.
The drill results disclosed in this news release, together with the results from the second half of the 2023 drill program, will be integrated into the Company’s mineral reserves and mineral resources update as at June 30, 2024, which is expected to be released in August 2024. All intercepts are reported as estimated true widths in metres ("m").
EXPLORATION HIGHLIGHTS
Jacobina mine, Brazil:
Jacobina is an underground paleo-placer gold mine located in the state of Bahia in northeastern Brazil. Mineralization is hosted by a series of steeply to moderately dipping quartz pebble conglomerate reefs, which range up to several metres in width. The mine complex extends over eight kilometres north/south, with mineral resources and exploration targets extending over a 14 kilometre trend. Mineralization remains open at depth and along strike in multiple areas.
•Recent drilling at Jacobina totaled 30,426m, utilizing up to 13 surface and underground diamond drill rigs. The program included 18,847m of infill drilling to support conversion of inferred to indicated mineral resources at João Belo Sul, Morro do Vento, Serra do Córrego and Maricota zones. Exploration drilling totaling 7,930m was aimed at adding new mineral resources at the Maricota, João Belo Sul, João Belo Norte and Morro do Vento zones. In addition, 3,649m of exploration drilling tested new targets proximal to the mine area.
•7,088m of infill drilling at João Belo Sul confirms mineralization continuity, with drill hole JBS00062 returning 6.42m @ 2.37 g/t Au, including 2.72m @ 3.90 g/t Au and 6.23m @ 2.77 g/t Au, including 2.87m @ 4.12g/t Au.
•At Morro do Vento, infill drilling confirms continuity and higher grades in the upper reefs in areas that had limited previous drilling. Hole MVTEX00195 returned 3.29m @ 15.40 g/t Au and 6.11m @ 2.48 g/t Au, including 2.10m @ 3.77 g/t Au. Hole MVTEX00191 included 8.14m @ 4.31 g/t Au, including 2.22m @ 6.38 g/t Au. A portion of the lower conglomerate zone was successfully converted to indicated mineral resources with infill hole MVTEX00193 returning 6.76m @ 3.91 g/t Au and 2.48m @ 4.53 g/t Au and MVTEX00198, with 7.02m @ 2.35 g/t Au, including 2.64m @ 4.24 g/t Au.
•Exploration and infill drilling at Maricota also confirmed grade continuity. Drill highlights include holes MRCEX0019, with 8.45m @ 2.22 g/t Au, including 4.84m @ 3.05 g/t Au, MRCEX0016 with 2.56m @ 4.04 g/t Au (LVLPC reef) and 1.19m @ 56.48 g/t Au (HW reef), and infill hole MRCEX00020, with 2.88m @ 5.88 g/t Au. The Maricota zone remains open at depth and along strike to the north.

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•Infill drill results at Serra do Córrego confirm higher grades characteristic of this sector. Highlights include drill hole SCOEX00017 with 11.59m @ 3.37 g/t Au (including 4.17m @ 4.90 g/t Au and 2.83m @ 4.17 g/t Au), and 14.00m @ 5.55 g/t Au (including 3.30m @ 15.92 g/t Au and 2.47m @ 6.07 g/t Au).
El Peñon, Chile:
El Peñon is a high-grade low-sulphidation epithermal vein Au-Ag deposit, located at an average elevation of 1,800 m above sea level within the Paleocene mineral belt of northern Chile. The deposit consists of a series of steeply to moderately dipping, north-south striking quartz veins, which extend within a 14 kilometre long northeast trending corridor. The 122,000 ha property hosts several satellite deposits and targets, which are actively being explored.
•Recent drilling totaled 44,645m (20,538 m infill drilling and 24,107m exploration) with up to 14 drill rigs. Infill drilling focused on conversion of inferred to indicated mineral resources in several main structures (El Valle, Pampa Campamento and Martillo Flats SSE veins) and at the Chiquilla Chica and Tostado Sur zones, located 20 kilometres and eight kilometres southwest of the core mine area, respectively.
•Continued positive infill and exploration drilling at the central El Valle vein and northern extension of the Pampa Campamento vein. Highlights at Pampa Campamento include UIP0163, with 0.95m @ 11.0 g /t Au and 258 g/t Ag and 1.80m @ 12.2 g/t Au and 182 g/t Ag, and UIP0155, with 0.72m @ 21.5 g/t Au and 748 g/t Ag and UEP0060 returned 0.76m @ 7.6 g/t Au and 207 g/t Ag. Infill drilling at El Valle confirms high grade structures with SIV0007 returning 1.33m @ 13.1 g/t Au and 403 g/t Ag, and 0.61m @ 28.5 g/t Au and 204 g/t Ag, UIV0076 with 1.67m @ 11.7 g/t Au and 449 g/t Ag and hole SEV0009 intersected 1.11m @ 12.0 g/t Au and 356 g/t Ag.
•Initial exploration drilling at the newly discovered Pampa Sur vein, south of the core mine area, returned positive results in hole SEP0050, with 0.80m @ 15.6 g/t Au and 94 g/t Ag, and hole SEP0032 with 1.22m @ 22.2 g/t Au and 1,005 g/t Ag. Pampa Sur represents an excellent opportunity to add new mineral resources close to existing mine infrastructure.
•High-grade silver results have been confirmed in infill drilling at Tostado Sur zone with 1.03m @ 7,574 g/t Ag and 0.1 g/t Au (drill hole SIH0015), 1.02m @ 3,802 g/t Ag (SIH0014) and 7.50m @ 1,217 g/t Ag and 0.1 g/t Au (SIH0016).
La Colorada mine, Mexico:
The La Colorada mine is a silver-rich polymetallic vein mine located in the state of Zacatecas, Mexico. The deposit is an intermediate sulphidation epithermal vein system, with associated splays. Individual veins are typically one to two metres wide with strike lengths of between 900 metres and 1.5 kilometres.
•A total of 75 holes for 15,705m of infill drilling was completed, focusing on the vein targets (NC2, Mariana, Intermedia, Veta 3, SE system, and Liz) from both surface and underground. 15 surface exploration holes successfully extended the NC2 vein to the east and intercepted two new structures (Mariana and Intermedia).
•Results from drilling on the east extension of the NC2 vein returned high-grade silver intercepts. Drill highlights include: S-108-23 with 1.42m @ 1,131 g/t Ag, 3.05% Pb, 5.50% Zn (NC2 vein) and 0.85m @ 760 g/t Ag, 0.48% Pb, 0.86% Zn (Mariana vein) and S-27-24, with 1.04m @ 5,991 g/t Ag, 4.06% Pb, 8.74% Zn (NC2 vein), 0.59m @ 2,291 g/t Ag, 3.27% Pb, 6.08% Zn (Intermedia East vein) and 2.51m @ 426 g/t Ag, 1.22% Pb, 3.63% Zn (Mariana vein).
•S-05-24 drill hole, planned as part of the La Colorada Skarn infill program, intercepted several structures in the San Geronimo vein system south of the NC2 Vein. Drill hole S-05-24 intersected a new vein with 1.41m @ 825 g/t Ag, 4.48% Pb, 9.26% Zn, a splay vein with 1.95m @ 1,755 g/t Ag, 2.69% Pb, 5.78% Zn and a second structure with 2.16m @ 1,190 g/t Ag, 1.19% Pb, 2.22% Zn. This drill hole confirms additional structures at the San Geronimo vein system in addition to the three already known veins covering an area of 400m along strike and 600m vertical.

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•A new vein system parallel to the NC2 vein was discovered in the SE area of the mine based on the drilling of S-20-24 and S-71-24. S-20-24 intersected the Cristina vein with 5.67m @ 614 g/t Ag, 2.10% Pb and 5.95% Zn and new splay veins with 0.36m @ 2,336 g/t Ag, 2.24% Pb, 4.52% Zn, 1.12m @ 1,212 g/t Ag, 2.32% Pb, 2.59% Zn and 0.65m @ 1,551 g/t Ag, 5.28% Pb and 7.93% Zn. S-71-24 intersected the Cristina vein with 1.89m @ 3,342 g/t Ag, 0.96 g/t Au, 4.62% Pb and 4.67% Zn and a second vein with 29.51m @ 128 g/t Ag, 0.85 g/t Au, 2.28% Pb and 5.80% Zn.
Huaron mine, Peru:
The Huaron mine, situated in the western cordillera of the Andes within the Cerro de Pasco Department of central Peru, is a polymetallic deposit featuring zinc, lead, silver, and copper. The deposit is defined by hydrothermal veins and replacement bodies hosted in folded and faulted sedimentary rocks.
•A total of 78 holes for 18,419m were drilled, focused on brownfield extensions to define new inferred mineral resources along principal structures in the mid and lower portion of the mine area as well as the Horizonte zone. The Horizonte zone is an emerging multiple vein system southwest of the core mine area. Development along these veins continues to define mineral resources in this area.
•High-grade mineralization on the Patrick vein was extended by 200m and remains open at depth. Results include DDH-U-041-24 with 1.66m @ 819 g/t Ag, 11.53% Pb and 14.48% Zn and hole DDH-U-047-24 with 5.46m @ 331 g/t Ag, 1.32% Pb and 3.58% Zn.
•The east extension on the Cometa Ramal vein was confirmed with DDH-U-049-24 with 2.32m @ 627 g/t Ag, 3.36% Pb and 17.77% Zn, hole DDH-U-018-24 with 4.0 m @ 333 g/t Ag, 5.50% Pb and 20.44% Zn and DDH-U-085-23 with 1.50m @ 528 g/t Ag, 4.01% Pb and 7.47% Zn.
•Drilling on the Labor Este vein confirmed a 300 metre extension along strike and 100 metres down dip. New results include hole DDH-U-027-24 with 1.68m @ 332 g/t Ag, 6.77% Pb and 6.78% Zn.
DRILL RESULT HIGHLIGHT TABLES
Jacobina, Brazil
The following table provides infill and exploration drill result highlights for the Jacobina mine. Full infill and exploration drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/exploration/.

Hole No.	Sector	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t
JBS00054	João Belo Sul		247.08	251.50	4.42	2.65	2 .61
JBS00054	João Belo Sul		258.00	265.00	7.00	4.20	2.28
JBS00056	João Belo Sul		440.32	447.00	6.68	5.95	2.24
JBS00056	João Belo Sul	Incl	440.32	444.00	3.68	3.28	3.45
JBS00062	João Belo Sul		190.00	196.84	6.84	6.42	2.37
JBS00062	João Belo Sul	Incl	190.00	192.90	2.90	2.72	3.90
JBS00062	João Belo Sul		331.00	337.50	6.50	6.23	2.77
JBS00062	João Belo Sul	Incl	334.50	337.50	3.00	2.87	4.12
JBS00082	João Belo Sul		429.89	433.94	4.05	3.20	6.58
JBEX00118	João Belo Norte		442.50	446.21	3.71	2.07	2.58
JBEX00121	João Belo Norte		55.50	60.00	4.50	3.34	2.14
MRCEX00012	Maricota		772.00	777.88	5.88	5.78	2.52
MRCEX00012	Maricota	Incl	774.00	777.04	3.04	2.98	3.07
MRCEX00012	Maricota		777.88	780.63	2.75	2.70	4.18
MRCEX00016	Maricota		72.50	75.50	3.00	2.56	4.04

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Hole No.	Sector	Incl.	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au g/t
MRCEX00016	Maricota		411.72	413.00	1.28	1.19	56.48
MRCEX00018	Maricota		229.00	230.50	1.50	1.37	7.86
MRCEX00019	Maricota		421.74	430.50	8.76	8.45	2.22
MRCEX00019	Maricota	Incl	421.74	426.76	5.02	4.84	3.05
MRCEX00020	Maricota		279.96	283.50	3.54	2.88	5.88
MRCEX00023	Maricota		496.00	504.00	8.00	4.39	2.21
SCOEX00017	Serra do Córrego Norte		325.80	341.00	15.20	11.59	3.37
SCOEX00017	Serra do Córrego Norte	Incl	325.80	331.26	5.46	4.17	4.90
SCOEX00017	Serra do Córrego Norte	Incl	333.13	336.85	3.72	2.83	4.17
SCOEX00017	Serra do Córrego Norte		345.00	362.00	17.00	14.00	5.55
SCOEX00017	Serra do Córrego Norte	Incl	345.50	349.50	4.00	3.30	15.92
SCOEX00017	Serra do Córrego Norte	Incl	356.50	359.50	3.00	2.47	6.07
SCOEX00018	Serra do Córrego Norte		418.00	421.50	3.50	1.96	11.28
MVTEX00191	Morro do Vento Norte		282.00	293.00	11.00	8.14	4.31
MVTEX00191	Morro do Vento Norte	Incl	282.00	285.00	3.00	2.22	6.38
MVTEX00195	Morro do Vento Norte		63.97	67.50	3.53	3.29	15.40
MVTEX00195	Morro do Vento Norte		168.61	175.00	6.39	6.11	2.48
MVTEX00195	Morro do Vento Norte	Incl	168.61	170.81	2.20	2.10	3.77
MVTEX00193	Morro do Vento Sul		167.00	173.93	6.93	6.76	3.91
MVTEX00193	Morro do Vento Sul		182.80	185.34	2.54	2.48	4.53
MVTEX00198	Morro do Vento Sul		215.40	224.50	9.10	7.02	2.35
MVTEX00198	Morro do Vento Sul	Incl	216.50	219.92	3.42	2.64	4.24
MVTEX00198	Morro do Vento Sul		240.00	243.00	3.00	2.34	3.31
MVTEX00209	Morro do Vento Sul		176.00	187.08	11.08	8.19	3.12
MVTEX00209	Morro do Vento Sul	Incl	176.00	180.00	4.00	2.95	4.03
MVTEX00209	Morro do Vento Sul	Incl	183.84	187.08	3.24	2.39	5.11
CANEX00145	Canavieiras Central		122.00	131.00	9.00	6.67	6.78
CANEX00147A	Canavieiras Central		115.50	117.00	1.50	1.22	8.93

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El Peñon, Chile
The following table provides infill and exploration drill result highlights for the El Peñon mine. Full infill and exploration drill results not included in this table, together with longitudinal sections and plans, are available at https://panamericansilver.com/operations/exploration/.

Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
SEX0022	Bermuda	461.00	463.00	2.00	1.02	6.50	137
SIH0001	Chiquilla Chica	238.05	239.00	0.95	0.65	1.40	751
SIH0002	Chiquilla Chica (-30)	157.00	162.00	5.00	3.19	0.20	415
SIH0002	Chiquilla Chica	247.55	248.75	1.20	0.80	0.20	487
SIH0003	Chiquilla Chica	226.38	228.09	1.71	1.49	0.60	688
SIH0004	Chiquilla Chica	226.35	228.75	2.40	1.36	0.20	477
UEV0036	El Valle	246.85	248.70	1.85	1.24	5.40	236
SIV0002	El Valle	285.00	286.60	1.60	1.35	9.60	120
SIV0005	El Valle	327.30	329.80	2.50	1.43	7.10	185
UIV0061	El Valle	196.00	198.00	2.00	1.63	9.50	473
UIV0063	El Valle	193.00	194.45	1.45	0.86	11.40	391
SIV0006	El Valle	410.00	413.00	3.00	0.90	9.10	525
SEV0009	El Valle	282.00	283.39	1.39	1.11	12.00	356
SIV0007	El Valle (-20)	228.37	229.20	0.83	0.61	28.50	204
SIV0007	El Valle	273.60	275.40	1.80	1.33	13.10	403
SIV0003	El Valle	243.60	244.40	0.80	0.57	9.60	90
UIV0066	El Valle	225.45	227.92	2.47	1.28	4.70	288
UIV0065	El Valle	163.65	165.50	1.85	1.14	6.00	241
UIV0069	El Valle	169.09	169.76	0.67	0.78	7.10	129
UIV0076	El Valle	208.00	210.50	2.50	1.67	11.70	449
UIV0067	El Valle (-9)	169.50	172.00	2.50	1.52	8.2	107
UIV0058	El Valle FW	254.00	256.35	2.35	1.01	3.6	174
SIM0022	Martillo Flat SSE	202.55	203.70	1.15	0.63	68.2	880
SIM0025	Martillo Flat SSE	241.70	242.40	0.70	0.47	12.0	485
UIP0153	Pampa Campamento	252.50	254.00	1.50	1.16	5.0	144
UIP0155	Pampa Campamento	127.40	128.70	1.30	0.72	21.5	748
UEP0060	Pampa Campamento	242.58	243.55	0.97	0.76	7.6	207
UEP0061	Pampa Campamento	340.60	341.13	0.53	0.45	12.5	287
UIP0158	Pampa Campamento	236.60	237.39	0.79	0.68	26.8	62
UIP0163	Pampa Campamento	268.40	269.75	1.35	0.95	11.0	258
UIP0163	Pampa Campamento (+8)	282.05	284.07	2.02	1.80	12.2	182
UIP0164	Pampa Campamento (-4)	263.80	264.45	0.65	0.60	8.4	133
UIP0164	Pampa Campamento	267.12	268.20	1.08	0.86	11.5	202
UIP0164	Pampa Campamento (+2)	269.50	270.50	1.00	0.80	6.9	163
SEP0050	Pampa Sur	405.92	406.96	1.04	0.80	15.6	94
SEP0032	Pampa Sur (+4)	429.60	430.13	0.53	0.48	9.1	385
SEP0032	Pampa Sur	436.18	437.60	1.42	1.22	22.2	1005
SEP0035	Pampa Sur	365.00	366.00	1.00	0.62	10.9	266
SEP0037	Pampa Sur	467.40	468.50	1.10	0.88	13.2	781

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Hole	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Au (g/t)	Ag (g/t)
SEP0057	Pampa Sur	333.30	334.40	1.10	0.70	6.6	442
SIP0050	Pampa Sur	439.45	440.45	1.00	0.62	4.6	261
SIS0017	Sorpresa Sur	467.70	469.10	1.40	0.80	11.5	853
SIH0014	Tostado Sur	7.75	8.75	1.00	0.96	0.0	3530
SIH0014	Tostado Sur	9.80	10.90	1.10	1.02	0.0	3802
SIH0014	Tostado Sur	14.00	14.70	0.70	0.62	0.1	2347
SIH0015	Tostado Sur	7.90	9.05	1.15	1.03	0.1	7574
SIH0016	Tostado Sur	0.80	10.85	10.05	7.50	0.1	1217
La Colorada, Mexico
The following table provides the drill result highlights for the La Colorada mine. Full drill results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/exploration/.

Hole No.	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Au (g/t)	Pb %	Zn %
S-108-23	Mariana	502.55	503.85	1.30	0.85	760	0.08	0.48	0.86
And	NC2	624.90	628.50	3.60	1.42	1131	0.95	3.05	5.50
S-119-23	Mariana	592.60	594.15	1.55	0.89	499	0.13	0.16	0.42
And	Intermedia Este	604.25	607.00	2.75	1.17	78	0.08	0.38	1.50
And	NC2	659.65	660.00	0.35	0.14	247	0.19	0.66	2.51
S-125-23	Mariana	525.80	527.85	2.05	1.31	689	0.07	0.35	1.45
S-131-23	Mariana	510.80	513.35	2.55	1.69	551	0.11	0.60	0.80
And	NC2	578.90	580.50	1.60	0.61	103	0.14	0.24	0.73
S-134-23	NC2	758.80	760.05	1.25	0.75	214	0.14	3.71	10.98
S-139-23	Mariana	522.70	523.40	0.70	0.45	2639	0.27	1.86	4.56
And	NC2	600.85	602.10	1.25	0.36	647	0.33	1.23	4.68
S-27-24	Mariana	620.30	623.65	3.35	2.51	426	0.14	1.22	3.63
And	Intermedia Este	627.00	627.95	0.95	0.59	2291	0.40	3.27	6.08
And	NC2	669.35	671.55	2.20	1.04	5991	1.79	4.06	8.74
S-39-24	Mariana	648.95	650.35	1.40	1.02	499	0.14	0.55	1.38
And	Intermedia Este	697.40	698.95	1.55	0.92	912	0.73	2.70	7.98
And	NC2	721.30	723.75	2.45	1.22	136	0.10	1.00	1.54
S-51-24	Mariana	581.25	581.70	0.45	0.36	1901	0.07	1.09	3.35
And	Intermedia Este	598.50	599.20	0.70	0.61	2776	0.27	1.52	0.90
And	NC2	648.30	648.80	0.50	0.41	909	1.00	1.68	7.56
S-97-23	NC2	630.70	631.70	1.00	0.84	205	0.07	0.32	0.63
S-20-24	Cristina Vein System	494.45	497.10	2.65	1.64	950	0.38	2.12	3.48
And	Cristina Vein System	523.30	525.15	1.85	1.12	1212	0.11	2.32	2.59
And	Cristina Vein System	532.20	532.65	0.45	0.36	2336	0.37	2.24	4.52

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Hole No.	Vein	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Au (g/t)	Pb %	Zn %
And	Cristina Vein System	553.55	555.20	1.65	0.65	1551	0.44	5.28	7.93
And	Cristina Vein System	567.45	576.60	9.15	5.67	614	0.30	2.10	5.95
S-05-24	San Geronimo Vein System	494.40	495.65	1.25	0.77	951	0.30	0.65	1.67
And	San Geronimo Vein System	570.20	571.70	1.50	1.41	825	2.67	4.48	9.26
And	San Geronimo Vein System	574.10	576.40	2.30	1.95	1755	1.11	2.69	5.78
And	San Geronimo Vein System	637.40	640.35	2.95	2.16	1190	0.66	1.19	2.22
And	San Geronimo Vein System	738.45	739.55	1.10	0.84	317	0.16	3.77	3.64
And	San Geronimo Vein System	941.90	943.20	1.30	0.44	284	0.14	7.17	7.55
S-71-24	Cristina Vein System	367.45	370.15	2.70	1.89	3342	0.96	4.62	4.67
And	Cristina Vein System	373.45	375.05	1.60	1.12	161	0.27	2.67	3.42
And	Cristina Vein System	386.10	386.35	0.25	0.18	196	0.10	0.82	0.52
And	San Geronimo Vein System	422.80	423.00	0.20	0.14	172	0.08	0.28	1.21
And	San Geronimo Vein System	460.50	460.85	0.35	0.25	254	0.18	0.47	1.55
And	San Geronimo Vein System	508.40	509.15	0.75	0.53	471	0.68	0.67	2.14
And	San Geronimo Vein System	528.15	528.65	0.50	0.35	70	0.29	5.30	10.41
And	San Geronimo Vein System	552.40	554.30	1.90	1.33	149	0.22	2.53	2.27
And	San Geronimo Vein System	584.60	626.76	42.15	29.51	128	0.85	2.28	5.80
Huaron, Peru
The following table provides infill and exploration drill result highlights from the medium, lower and Horizonte sectors of the Huaron mine. Full drill and channel sampling results not included in this table, together with cross sections and plans, are available at https://panamericansilver.com/operations/exploration/.

Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-007-24	Cometa Ramal	Horizonte	357.15	358.40	1.25	0.99	289	0.13	4.74	5.82

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Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-018-24	Cometa Ramal	Horizonte	431.55	440.20	8.65	4.00	333	0.49	5.50	20.44
DDH-U-026-24	Cometa Ramal	Horizonte	362.30	363.65	0.70	0.97	33	0.02	0.33	0.33
DDH-U-037-24	Cometa Ramal	Horizonte	370.95	373.05	2.10	1.52	81	0.10	1.31	2.21
DDH-U-043-24	Cometa Ramal	Horizonte	406.65	408.90	2.25	1.50	250	0.22	3.67	6.43
DDH-U-049-24	Cometa Ramal	Horizonte	435.45	438.85	3.40	2.32	627	0.79	3.36	17.77
DDH-U-052-24	Cometa Ramal	Horizonte	301.40	302.25	0.85	0.70	28	0.02	0.28	0.54
DDH-U-057-24	Cometa Ramal	Horizonte	385.70	387.95	2.05	1.50	282	0.40	3.20	8.84
DDH-U-085-23	Cometa Ramal	Horizonte	430.70	435.35	4.65	1.50	528	0.33	4.01	7.47
DDH-U-091-23	Cometa Ramal	Horizonte	346.55	348.70	2.15	1.64	272	0.08	3.32	2.00
DDH-U-096-23	Cometa Ramal	Horizonte	397.00	402.05	5.05	3.64	85	0.05	1.43	3.51
DDH-U-047-24	Patrick	Middle	188.50	196.80	8.30	5.46	331	0.20	1.32	3.58
DDH-U-035-24	Patrick	Middle	136.80	142.80	6.00	5.92	234	0.13	1.04	4.12
DDH-U-041-24	Patrick	Middle	140.70	142.45	1.75	1.66	819	0.35	11.53	14.48
DDH-U-039-24	Patrick	Middle	180.30	182.05	1.75	1.71	337	0.23	1.50	2.10
DDH-U-045-24	Patrick	Middle	157.85	161.35	3.50	3.06	179	0.08	3.39	5.37
DDH-U-055-24	Patrick	Middle	140.70	143.30	2.60	2.52	107	0.03	1.84	5.49
DDH-U-051-24	Patrick	Middle	184.70	186.70	2.00	1.55	156	0.03	1.20	3.06
DDH-U-033-24	Labor Este	Horizonte	158.40	162.60	4.20	3.87	147	0.03	3.19	3.86
DDH-U-027-24	Labor Este	Horizonte	227.10	229.35	2.25	1.68	332	0.03	6.77	6.78
DDH-U-036-24	Labor Este	Horizonte	216.15	220.05	3.90	2.65	126	0.03	1.66	1.12
DDH-U-048-24	Labor Este	Horizonte	190.90	192.90	2.00	0.96	266	0.08	5.47	14.94

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Hole No	Vein	Zone	From (m)	To (m)	Interval (m)	Est. True Width (m)	Ag g/t	Cu%	Pb%	Zn%
DDH-U-020-24	Labor Este	Horizonte	214.00	215.75	1.75	1.09	205	0.05	6.19	3.82
DDH-U-040-24	Labor Este	Horizonte	184.10	186.55	2.45	1.70	123	0.06	3.06	5.98
DDH-U-016-24	Labor Este	Horizonte	254.60	255.05	0.45	0.18	627	0.11	9.44	3.39
DDH-U-003-24	Labor Este	Horizonte	259.70	260.80	1.10	0.66	144	0.06	3.92	4.60
DDH-U-030-24	Labor Este	Horizonte	190.95	192.65	1.70	1.40	47	0.03	1.65	1.43
DDH-U-044-24	Labor Este	Horizonte	237.80	238.20	0.40	0.20	288	0.10	2.75	4.29
DDH-U-009-24	Labor Este	Horizonte	230.00	230.35	0.35	0.23	181	0.16	7.52	9.01
DDH-U-052-24	Labor Este	Horizonte	179.15	181.50	2.35	1.26	32	0.02	0.53	0.38
DDH-U-016-24	Cuerpo Andres	Horizonte	75.30	77.00	1.70	1.49	233	0.14	3.59	6.92
DDH-U-020-24	Cuerpo Andres	Horizonte	69.40	71.25	1.85	1.78	194	0.03	3.11	8.58
DDH-U-056-24	Cuerpo Andres	Horizonte	48.35	53.00	4.65	3.90	162	0.04	4.02	6.06
DDH-U-060-24	Cuerpo Andres	Horizonte	85.00	87.85	2.85	1.45	231	0.08	2.44	4.38
DDH-U-061-24	Cuerpo Andres	Horizonte	48.45	49.75	1.30	1.06	241	0.08	4.19	8.75
DDH-U-062-24	Cuerpo Andres	Horizonte	81.50	83.20	1.70	0.86	756	0.22	8.28	9.61
General Notes with Respect to Technical Information
Grades are shown as contained metal before mill recoveries are applied. The Company has undertaken a verification process with respect to the data disclosed in this news release.
Samples are analyzed at a variety of laboratories, including by in-house staff at the mine (Jacobina and La Colorada), mine laboratories operated by third party independent commercial labs (Huaron), and commercial laboratories off-site (La Colorada, El Peñon and Jacobina). All the assay data reported in this news release has been subjected to the industry standard quality assurance and quality control ("QA/QC") program including the submission of certified standards, blanks, and duplicate samples. The results are reviewed on a monthly and quarterly basis by management. In general, the assay analytical technique for silver, lead, zinc and copper is acid digestion with either ICP or atomic absorption finish. The analytical technique for gold uses fire assay and atomic absorption spectrometry (AAS) finish. A gravimetric finish would be used if the gold assay exceeds > 10 g/t (or >5 g/t at El Peñon). The results of the QA/QC samples submitted for the resource databases demonstrate acceptable accuracy and precision. The offsite commercial laboratories are independent from Pan American and certified by ISO 17025:2017.
The Qualified Persons are of the opinion that the sample preparation, analytical, and security procedures followed for the samples are sufficient and reliable for the purpose of this news release and for the purpose of any future mineral resource and mineral reserve estimates. There were no limitations on the Qualified Persons' verification process. Pan American is not

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aware of any drilling, sampling, recovery or other factors that could materially affect the accuracy or reliability of the data reported herein.
Mineral resources and mineral reserves are as defined by the Canadian Institute of Mining, Metallurgy and Petroleum.
See the Company’s Annual Information Form dated March 26, 2024, available at www.sedarplus.com, or the Company’s most recent Form 40-F filed with the United States Securities and Exchange Commission (the "SEC") for further information on the Company’s material mineral properties, including detailed information concerning associated QA/QC and data verification matters, the key assumptions, parameters and methods used by the Company to estimate mineral reserves and mineral resources, and for a detailed description of known legal, political, environmental, and other risks that could materially affect the Company’s business and the potential development of the Company’s mineral reserves and mineral resources.
Technical information contained in this news release with respect to Pan American has been reviewed and approved by Christopher Emerson, FAusIMM, Vice President Exploration and Geology, and Martin Wafforn, P.Eng., Senior Vice President Technical Services and Process Optimization, each of whom is a Qualified Person for the purposes of National Instrument 43-101 - Standards of Disclosure for Mineral Projects (‘‘NI 43-101’’). Pan American is authorized by The Association of Professional Engineers and Geoscientists of the Province of British Columbia to engage in Reserved Practice under Permit to Practice number 1001470.
Cautionary Note to US Investors
This news release has been prepared in accordance with the requirements of Canadian NI 43-101 and the Canadian Institute of Mining, Metallurgy and Petroleum Definition Standards, which differ from the requirements of U.S. securities laws. NI 43-101 is a rule developed by the Canadian Securities Administrators that establishes standards for all public disclosure an issuer makes of scientific and technical information concerning mineral projects.
Canadian public disclosure standards, including NI 43-101, differ significantly from the requirements of the SEC, and information concerning mineralization, deposits, mineral reserve and mineral resource information contained or referred to herein may not be comparable to similar information disclosed by U.S. companies. The requirements of NI 43-101 for identification of “reserves” are not the same as those of the SEC and may not qualify as “reserves” under SEC standards. Under U.S. standards, mineralization may not be classified as a “reserve” unless the determination has been made that the mineralization could be economically and legally produced or extracted at the time the reserve determination is made. U.S. investors should also understand that “inferred mineral resources” have a great amount of uncertainty as to their existence and great uncertainty as to their economic and legal feasibility. Under Canadian securities laws, estimated “inferred mineral resources” may not form the basis of feasibility or pre-feasibility studies except in rare cases.
About Pan American Silver
Pan American Silver is a leading producer of silver and gold in the Americas, operating mines in Canada, Mexico, Peru, Brazil, Bolivia, Chile and Argentina. We also own the Escobal mine in Guatemala that is currently not operating, and we hold interests in exploration and development projects. We have been operating in the Americas for three decades, earning an industry-leading reputation for sustainability performance, operational excellence and prudent financial management. We are headquartered in Vancouver, B.C. and our shares trade on the New York Stock Exchange and the Toronto Stock Exchange under the symbol "PAAS".
Learn more at panamericansilver.com
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For more information contact:
Siren Fisekci
VP, Investor Relations & Corporate Communications
Ph: 604-806-3191
Email: ir@panamericansilver.com
Cautionary Note Regarding Forward-Looking Statements and Information
Certain of the statements and information in this news release constitute "forward-looking statements" within the meaning of the United States Private Securities Litigation Reform Act of 1995 and "forward-looking information" within the meaning of applicable Canadian provincial securities laws. All statements, other than statements of historical fact, are forward-looking statements or information. Forward-looking statements or information in this news release relate to, among other things: the extent of, and success related to any future exploration or development programs, including with respect to its Jacobina, El

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Peñon, La Colorada, Huaron and Timmins properties and for its La Colorada Skarn project; and the timing for its mineral reserves and mineral resources update.
These forward-looking statements and information reflect Pan American’s current views with respect to future events and are necessarily based upon a number of assumptions that, while considered reasonable by Pan American, are inherently subject to significant operational, business, economic and regulatory uncertainties and contingencies. These assumptions include: tonnage of ore to be mined and processed; ore grades and recoveries; prices for silver, gold and base metals remaining as estimated; currency exchange rates remaining as estimated; capital, decommissioning and reclamation estimates; our mineral reserve and resource estimates and the assumptions upon which they are based; prices for energy inputs, labour, materials, supplies and services (including transportation); no labour-related disruptions at any of our operations; no unplanned delays or interruptions in scheduled production; all necessary permits, licenses and regulatory approvals for our operations are received in a timely manner; our ability to secure and maintain title and ownership to properties and the surface rights necessary for our operations; and our ability to comply with environmental, health and safety laws. The foregoing list of assumptions is not exhaustive.
Pan American cautions the reader that forward-looking statements and information involve known and unknown risks, uncertainties and other factors that may cause actual results and developments to differ materially from those expressed or implied by such forward-looking statements or information contained in this news release and Pan American has made assumptions and estimates based on or related to many of these factors. Such factors include, without limitation: fluctuations in silver, gold and base metal prices; fluctuations in prices for energy inputs, labour, materials, supplies and services (including transportation); fluctuations in currency markets (such as the PEN, MXN, ARS, BOB, GTQ, CAD, CLP, and BRL versus the USD); operational risks and hazards inherent with the business of mining (including environmental accidents and hazards, industrial accidents, equipment breakdown, unusual or unexpected geological or structural formations, cave-ins, flooding and severe weather); risks relating to the credit worthiness or financial condition of suppliers, refiners and other parties with whom Pan American does business; inadequate insurance, or inability to obtain insurance, to cover these risks and hazards; employee relations; relationships with, and claims by, local communities and indigenous populations; our ability to obtain all necessary permits, licenses and regulatory approvals in a timely manner; changes in laws, regulations and government practices in the jurisdictions where we operate, including environmental, export and import laws and regulations; changes in national and local government, legislation, taxation, controls or regulations and political, legal or economic developments, including legal restrictions relating to mining, risks relating to expropriation, and risks relating to the constitutional court-mandated ILO 169 consultation process in Guatemala; diminishing quantities or grades of mineral reserves as properties are mined; increased competition in the mining industry for equipment and qualified personnel; the duration and effects any pandemics on our operations and workforce; and those factors identified under the caption “Risks Related to Pan American’s Business” in Pan American’s most recent form 40-F and Annual Information Form filed with the United States Securities and Exchange Commission and Canadian provincial securities regulatory authorities, respectively. Although Pan American has attempted to identify important factors that could cause actual results to differ materially, there may be other factors that cause results not to be as anticipated, estimated, described or intended. Investors are cautioned against undue reliance on forward-looking statements or information. Forward-looking statements and information are designed to help readers understand management’s current views of our near and longer term prospects and may not be appropriate for other purposes. Pan American does not intend, nor does it assume any obligation to update or revise forward-looking statements or information, whether as a result of new information, changes in assumptions, future events or otherwise, except to the extent required by applicable law.

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